CORPORACION DURANGO

                                 Press Release

Durango,  Mexico June 5, 2002. - Corporacion  Durango,  S.A. de C.V. (NYSE: CDG,
BMV: CODUSA) (the "Company"), one of the largest integrated paper producers based in Latin America, today issued the following statement in response to Moody's Investor Service's decision to confirm the Company's senior implied rating and lower its senior unsecured note rating.

In its announcement, Moody's stated that the ratings of the senior notes were lowered to reflect their effective subordination to secured debt and structural subordination to subsidiary debt. However, over the past year the Company has undertaken significant steps to improve the bondholders' position through:

o Merging Corporacion Durango, S.A. de C.V. with Grupo Industrial Durango, S.A. de C.V. thereby increasing the asset base supporting our Senior Notes due 2003 without increasing the amount of debt to which the Senior Notes due 2006 or 2008 are effectively subordinated, and

o Reducing the amount of debt to which our Senior Notes are structurally subordinated by refinancing the notes issued by our subsidiary, Durango Paper Company, at the Corporacion Durango level.

"We believe that the negative outlook does not reflect the current prospects for Durango and was based principally on financial results for the first quarter of 2002, which is typically our slowest quarter of the year and which occurred at the low point in our industry's cycle. Moody's decision will have no impact on our business operations," said Miguel Rincon, Chairman of Corporacion Durango.

The Company believes that the following factors will lead to improved operating results during the remainder of 2002:

o The recent announcement by the paper industry of price increases of approximately 8 to 10% beginning in the month of July. These price increases have been announced to the Company's customers with respect to its products.

o The increased demand for the Company's products as a result of the gradual recovery in the United States and Mexican economies.

o The continuing devaluation of the Mexican peso. The Mexican peso has lost approximately 6% of its value against the U.S. dollar in the last four weeks and the Company believes that the Mexican peso will remain under pressure throughout the remainder of 2002. The devaluation of the peso enhances the low-cost position of the Company and further strengthens its competitive position going forward.

o The implementation of a strategic commercial relationship with Sweetheart Cup Company that will allow the Company to operate the St. Marys mill at its full capacity beginning in the second half 2002.

"As a result of the increased demand for the Company's products, the Company expects its financial results for the second quarter to improve compared to the first quarter of 2002, with EBITDA for the second quarter expected to increase to more than US$40 million," Mr. Rincon said.

In addition to maintaining its competitive position within the industry, the Company's objective has been to improve its capital structure, which the company has accomplished by:

o Refinancing its Senior Notes due 2001 with the proceeds of the issuance of its Senior Notes due 2006 and exchanged a substantial portion of its Senior Notes due 2003 for its Senior Notes due 2006 and 2008.

o Committing to disposing up to US$100 million of non-strategic assets during the next 12 months as part of its strategy to reduce leverage.

o Evaluating potential alternatives with regards to refinancing its Senior Notes due 2003 with a financial advisor.

Mr. Rincon concluded: "Corporacion Durango continues to be a strong company, well positioned to take advantage of the industry rebound expected in the second half of this year. In addition, we have taken significant steps to improve our capital structure in order to increase our ability to service our debt in the future."

Corporacion Durango will host a conference call on June 5, 2002 at 2 pm Eastern Time to discuss this recent development. Participants may access the live Conference Call by dialing (888) 318-6432 for US Participants or (334) 260-0508 for International Participants with DURANGO as a Security Code. Please dial in at least 10 minutes prior to the start of the call.

This release contains forward-looking statements that involve risks and uncertainties. The actual results achieved by the Company may differ significantly from the results discussed in the forward-looking statements. Factors that may cause such differences include general economic, market, or business conditions, the opportunities (or lack thereof) that may be presented to and pursued by the Company and its subsidiaries, the availability of raw materials used by the Company and its subsidiaries, competitive actions by other companies, changes in laws or regulations, and other factors, many of which are beyond the control of the Company and its subsidiaries.